SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

ZS Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98979G 105
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979G 105	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,933,667 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	2,933,667 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,667 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7%
14	TYPE OF REPORTING PERSON	PN

(a)
Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 2,933,667 shares of common stock, par value $0.001 per share (“Common Stock”), of ZS Pharma (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)
The percentage set forth in row (13) is based on the 24,992,801 outstanding shares of Common Stock as of May 8, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer.

CUSIP No. 98979G 105	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,933,667(c)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,933,667 (c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,667 (c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (d)
14	TYPE OF REPORTING PERSON	OO

(c)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(d)
The percentage set forth in row (13) is based on the 24,992,801 outstanding shares of Common Stock as of May 8, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer.

CUSIP No. 98979G 105	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON
Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,933,667 (e)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,933,667 (e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,667 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (f)
14	TYPE OF REPORTING PERSON	IN

(e)	Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(f)
The percentage set forth in row (13) is based on the 24,992,801 outstanding shares of Common Stock as of May 8, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer.

CUSIP No. 98979G 105	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,933,667 (g)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,933,667 (g)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,667 (g)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (h)
14	TYPE OF REPORTING PERSON	IN

(g)	Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(h)
The percentage set forth in row (13) is based on the 24,992,801 outstanding shares of Common Stock as of May 8, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer.

CUSIP No. 98979G 105	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,933,667 (i)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,933,667 (i)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,667 (i)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (j)
14	TYPE OF REPORTING PERSON	IN

(i)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(j)
The percentage set forth in row (13) is based on the 24,992,801 outstanding shares of Common Stock as of May 8, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer.

CUSIP No. 98979G 105	Page 7 of 9 Pages

Explanatory Note.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of ZS Pharma, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on July 3, 2014 (the “Original Schedule 13D”). This Schedule 13D/A is being filed to report sales of shares of the Issuer’s Common Stock by AP VIII. The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between May 29, 2015 and June 2, 2015, AP VIII sold an aggregate of 296,423 shares of the Issuer’s Common Stock in open market transactions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, AP VIII directly holds 2,933,667 shares of Common Stock, representing 11.7% of the Issuer’s outstanding Common Stock. As the general partner of AP VIII, APM VIII beneficially owns an aggregate of 2,933,667 shares of Common Stock, representing 11.7% of the Issuer’s Common Stock outstanding. Each of the Managing Directors beneficially owns 2,933,667 shares of Common Stock, representing 11.7% of the Issuer’s outstanding Common Stock. The percentages set forth in this Item 5 are based on the 24,992,801 outstanding shares of Common Stock as of May 8, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer.

(b) AP VIII has sole voting and dispositive control over 2,933,667 shares of Common Stock. None of the other Reporting Persons owns any securities of the Issuer directly. APM VIII, as the general partner of AP VIII, shares the power to direct the voting and disposition of the 2,933,667 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares beneficially owned by AP VIII. By virtue of their positions as managing directors of APM VIII, each Managing Director may be deemed to share the power to direct the disposition and vote of the 2,933,667 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

(c) In the sixty days prior to the filing of this Schedule 13D/A, AP VIII effected open market sales as follows:
Date	Number of Shares	Weighted Average Sale Price Per Share
May 29, 2015	139,561	$58.74
June 1, 2015	72,520	$58.00
June 2, 2015	84,342	$56.77

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

CUSIP No. 98979G 105	Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 3, 2015

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

CUSIP No. 98979G 105	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	June 3, 2015

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra